November 7, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

      David Mannion

Re:	John Hancock Bond Trust (the “Trust”) — File No. 333-282550

Registration Statement on Form N-14

Dear Mr. Oh and Mr. Mannion:

On behalf of the Trust, we submit this letter in response to comments received by telephone on October 16, 2024, from David Mannion of the accounting staff of the Securities and Exchange Commission (the “SEC”), and on October 29, 2024 from Sonny Oh of the SEC disclosure review staff (together, the “Staff”), each with respect to the registration statement on Form N-14 (the “Registration Statement”) related to the registration of shares of John Hancock Investment Grade Bond Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Government Income Fund, also a series of the Trust (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on October 8, 2024, accession no. 0001193125-24-234454.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

With respect to the comments received from Mr. Mannion on October 16, 2024, the Trust responds as follows:

Comment 1 — Please confirm that the fee tables contained in the Registration Statement reflect the current fees for the Target Fund and Acquiring Fund.

Response to Comment 1 — The Trust confirms that the fees reflected are the current fees for the Target Fund and Acquiring Fund.

Comment 2 —In the expense examples, please confirm that the Class C expenses for the 5 and 10 year Periods are correct or revise if necessary.

Response to Comment 2 — The Trust has updated the Class C expenses for the 5 Year period. The Trust confirms that the Class C expenses for the 10 Year period are reflected accurately.

Comment 3 — In the Capitalization Table, please ensure the table reflects all operational share classes.

Response to Comment 3 — The Trust has reviewed and updated the Capitalization Table to reflect all appropriate share classes.

Securities and Exchange Commission November 7, 2024

Comment 4 — In the Capitalization Table, please clarify whether the Advisor will pay the costs associated with the Reorganization or whether they will be allocated to the Funds.

Response to Comment 4 — The Trust has made clarifying edits to the Capitalization Table to reflect that the Advisor will bear the costs of the Reorganization due to the Target Fund’s current expense reimbursement agreement.

Comment 5 — In the SAI, under “Supplemental Financial Information” please state that there are no material differences in the accounting, valuation or taxation policies between the Target Fund and Acquiring Fund.

Response to Comment 5 —The Trust confirms that there are no material differences in the accounting, valuation or taxation policies of the Target Fund and Acquiring Fund and has made the requested revision.

Comment 6 — Please confirm that where necessary, information is appropriately hyperlinked.

Response to Comment 6 —The Trust confirms that all hyperlinks will be active in the definitive N-14.

With respect to the comments received from Mr. Oh on October 29, 2024, the Trust responds as follows:

Comment 1 — In the shareholder letter, there is a statement regarding expense ratios being lower after the Reorganization and after the allocation of any Reorganization costs. Please confirm the accuracy of the statement regarding the allocation of Reorganization costs given later statements that the Advisor will bear the cost of the Reorganization.

Response to Comment 1 — The Trust has deleted the language referenced by the Staff.

Comment 2 —On the proxy statement cover page, under “How the Reorganization will Work” please supplementally explain what liabilities may arise for the Target Fund under the Agreement and Plan of Reorganization.

Response to Comment 2 —Supplementally, the Trust notes that the liabilities being referred to are those arising out of the Reorganization, which would be paid out of the Target Fund’s assets (and therefore reduce the assets being acquired) and any liabilities incurred by the Target Fund arising from or related to a breach by the Target Fund of a representation or covenant under the Agreement and Plan of Reorganization.

Comment 3 — On the proxy statement cover page, under “Rationale for the Reorganization” it states that the Reorganization is expected to allow the Target Fund to “pursue a similar investment objective, in a fund with substantially similar principal investment strategies…” Please reconcile this statement against later disclosure stating that 50% of the of the Target Fund’s assets are expected to the sold in connection with the Reorganization.

Response to Comment 3 — The Trust has added the following disclosure under “Rationale for the Reorganization:”

While the Acquiring Fund and Target Fund have similar investment objectives and principal investment strategies and all securities held by the Target Fund are consistent with the Acquiring Fund’s investment restrictions and can be held by the Acquiring Fund, prior to the Reorganization, the Target Fund is planning to sell approximately 50% of its investments in anticipation of the Reorganization and invest the proceeds of such sales due to the investment preferences of the portfolio management team.

Securities and Exchange Commission November 7, 2024

Comment 4 — In the Proxy/Prospectus, under “Where to Get More Information,” please confirm or revise as necessary the date of the SAI.

Response to Comment 4 — The Trust has updated the date of the SAI.

Comment 5 — In the Proxy/Prospectus, under “Where to Get More Information,” please confirm whether the semiannual reports for the Target Fund and Acquiring Fund should be included.

Response to Comment 5 —The Trust notes that the May 31, 2024 annual reports for the Target Fund and Acquiring Fund are the most recent reports. The November 30, 2023 semiannual reports were issued prior to the annual reports and as such, are not required to the included in the Proxy/Prospectus.

Comment 6 — Under “SUMMARY COMPARISONS OF TARGET FUND TO ACQUIRING FUND,” the Staff notes that there is an additional member of the portfolio management team for the Acquiring Fund as opposed to the Target Fund. In the narrative, please make reference to the difference and explain any impact the difference in the portfolio management team will have on assets.

Response to Comment 6 —The Trust has added the following to the narrative description under “SUMMARY COMPARISONS OF TARGET FUND TO ACQUIRING FUND:”

There is one member of the portfolio management team for the Acquiring Fund, Pranay Sonalkar, CFA, who is not a member of the Target Fund’s portfolio management team. No material differences in the management of the Target Fund and Acquiring Fund are attributable to Mr. Sonalkar’s investment expertise.

Comment 7 — Under “SUMMARY COMPARISONS OF TARGET FUND TO ACQUIRING FUND – Investment Objectives and Principal Investment Strategies” please disclose the Target Fund’s secondary investment objective and explain any impact resulting from the difference in the secondary objective between the Target Fund and Acquiring Fund.

Response to Comment 7 — The Trust has updated the language to include the Target Fund’s secondary investment objective. The difference in the secondary objective for the Target Fund as opposed to the investment objective of the Acquiring Fund does not result in a material difference in the management of the Target Fund as opposed to the Acquiring Fund, as such no additional changes have been made to the disclosure.

Comment 8 — Under “SUMMARY COMPARISONS OF TARGET FUND TO ACQUIRING FUND – Comparison of Investment Restrictions,” please highlight any differences between the fundamental and non-fundamental investment policies of the Target Fund and Acquiring Fund.

Response to Comment 8 —The Trust has made the following additions to the disclosure:

As required by the Investment Company Act of 1940, as amended (the “1940 Act”), each Fund has adopted investment policies that can be changed only with shareholder approval. These policies are referred to as “fundamental investment restrictions.” In addition, the Target Fund has also adopted investment restrictions that are “non-fundamental,” i.e., restrictions that can be

Securities and Exchange Commission November 7, 2024

changed by Board action alone. The fundamental investment restrictions of the Target Fund and Acquiring Fund are identical. The Target Fund has non-fundamental investment restrictions regarding diversification and limiting investments in one issuer, each detailed in the below chart. The combined fund will continue to follow the fundamental ~~and non-fundamental~~ investment restrictions of the Acquiring Fund.

Comment 10 — Under “COMPARISON OF FUND CLASSES” please state if the terms of each class are identical or if there are any differences.

Response to Comment 10 —The Trust confirms that as between the Target Fund and Acquiring Fund, each class is identical, and has revised the disclosure accordingly.

Comment 11 — Under “COMPARISON OF FUND CLASSES—Commencement Dates” please insert “respectively” after the Acquiring Fund Class R6 commencement date of March 27, 2015.

Response to Comment 11 —The Trust has made the requested revision.

Comment 12 — Under “COMPARISON OF EXPENSES,” in each applicable Annual Fund Operating Expenses table, please confirm or revise the reference to the “Target Fund’s reimbursement” under footnote 2.

Response to Comment 12 —The Trust has updated each applicable reference to the “Acquiring Fund’s reimbursement.”

Comment 13 — Under “COMPARISON OF ADVISORY AGREEMENTS,” please confirm the inclusion of the sentence regarding aggregate net assets or revise as necessary.

Response to Comment 13 —The Trust has deleted the sentence.

Comment 14 —– Under “COMPARISON OF ADVISORY AGREEMENTS,” please confirm the effective management fees disclosed for the last fiscal year are accurate.

Response to Comment 14 —The Trust confirms the effective management fees disclosed for the last fiscal year are accurate.

Comment 15 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION—Reasons for the Reorganization,” the disclosure states that the Reorganization is expected to result in lower total expenses after waivers. Please confirm if the disclosure should instead read “lower total expenses before and after waivers,” consistent with other disclosure in the Proxy/Prospectus.

Response to Comment 15 —The Trust confirms that the disclosure should read “before and after waivers” and has revised the disclosure accordingly.

Comment 16 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION—Reasons for the Reorganization,” please disclose the secondary objective of the Target Fund.

Response to Comment 16 — The Trust has revised the disclosure to include the Target Fund’s secondary investment objective.

Securities and Exchange Commission November 7, 2024

Comment 17 — Please disclose any adverse considerations by the Board as applicable.

Response to Comment 17 —The Trust confirms that the Board considered all material factors related to the Proposal, as they deemed appropriate in their reasonable business judgment.

Comment 18 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION—Board Considerations of the Reorganization,” there is disclosure that states net expense ratios are expected to be lower “before and after exchange waivers,” please confirm the disclosure should instead read “before and after expense waivers.”

Response to Comment 18 —The Trust confirms that the disclosure should read “before and after expense waivers” and has revised accordingly.

Comment 19 — Under “FUNDS’ PAST PERFORMANCE,” the Staff notes that Form N-14 follows the requirements of Form N-1A, as such, performance should be as of calendar year end. The Staff notes that May 31, 2024 is given as the date of the performance information. Please revise.

Response to Comment 19 —The Trust confirms that calendar year total returns are shown in the bar chart and that the heading before the bar chart has been revised to state December 31, 2023.

Comment 20 — Under “FUNDS’ PAST PERFORMANCE,” the Staff notes that pursuant to N-1A Item 4(b)(2)(ii) regarding year to date total return, if a fund’s fiscal year end is not calendar year end, the most recent calendar quarter should be included, as such, please include this information.

Response to Comment 20 —The Trust has revised the performance information to show year to date total return as of the most recent calendar year quarter.

Comment 21— Under “FUNDS’ PAST PERFORMANCE,” the Staff notes that pursuant to N-1A Item 4(b)(2)(iii) regarding average annual total returns, calendar year total return should be used. Please revise.

Response to Comment 21 —The Trust has updated the “Average annual total return” tables to reflect calendar year information.

Comment 22 — Under “Additional Terms of the Agreement and Plan of Reorganization – Expenses of the Reorganization,” please reconcile the statement that the Target Fund is expected to sell approximately 50% of its investments in anticipation of the Reorganization with the disclosure that the Target Fund and Acquiring Fund have similar investment objectives and principal investment strategies.

Response to Comment 22 —The Trust has added the following disclosure under “Expenses of the Reorganization:”

While the Acquiring Fund and Target Fund have similar investment objectives and principal investment strategies and all securities held by the Target Fund are consistent with the Acquiring Fund’s investment restrictions and can be held by the Acquiring Fund, prior to the Reorganization, the Target Fund is planning to sell approximately 50% of its investments in anticipation of the Reorganization and invest the proceeds of such sales due to the investment preferences of the portfolio management team.

Comment 23 — The Staff notes that the Advisor is ultimately responsible for the costs of the Reorganization due the Target Fund being subject to an expense reimbursement agreement. Please supplementally confirm that the costs are not subject to recoupment by the Advisor.

Response to Comment 23 —The Trust confirms that the costs of the Reorganization are not subject to recoupment by the Advisor.

Securities and Exchange Commission November 7, 2024

Comment 24 — Under “INFORMATION CONCERNING THE MEETING – Solicitation of Proxies,” there is a reference to a “third party solicitation firm,” please confirm if a third party solicitation firm will be used and if so, provide applicable details including estimated cost.

Response to Comment 24 —The Trust confirms that a third party solicitation firm will not be used and has deleted the reference.

Comment 25 — In the SAI, under “Supplemental Financial Information” please supplementally explain why pro forma financial information is not included.

Response to Comment 25 —Supplementally, as disclosed, the Trust confirms that all of the Target Fund’s holdings are eligible to be held by the Acquiring Fund, as such, there are no forced sales contemplated in connection with the Reorganization and therefore the pro forma financial information is not required to be included.

Comment 26 — In the SAI, under “Supplemental Financial Information,” the disclosure states that the Reorganization will result in no change to the Target Fund’s investment portfolio. Please reconcile this statement with the disclosure that an estimated 50% of the Target Fund’s holdings will be sold in connection with the Reorganization.

Response to Comment 26 —The Trust notes that the disclosure states that “the Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.” The Trust notes that this statement is accurate, however, the Trust has made the following revisions to the disclosure to clarify the repositioning of the Target Fund portfolio due to the portfolio management team’s preferences.

The Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund. In particular, each security held by the Target Fund is eligible to be held by the Acquiring Fund. However, in connection with the Reorganization, the Target Fund is planning to sell approximately 50% of its investments and invest the proceeds of such sales. ~~Notwithstanding the foregoing~~, Due to the investment preferences of the portfolio management team, changes ~~may~~ will be made to the Target Fund’s portfolio in advance of the Reorganization and~~/or~~ may be made to the Acquiring Fund’s portfolio following the Reorganization.

Comment 26 — In the Part C, under Item 15, the Staff notes that accession numbers are included for the exhibits but notes that 1933 Act file numbers should also be included.

Response to Comment 26 —The Trust acknowledges the Staff’s comment and will ensure file numbers are included in future filings.

Comment 27 — In the Part C, under Item 12 – Form of Tax Opinion of K&L Gates LLP on Tax Matters, please confirm if a consent to the inclusion of the opinion is required.

Response to Comment 27 —The Trust confirms that a separate consent to the inclusion of the final Tax Opinion of K&L Gates LLP on Tax Matters will be filed as an exhibit in a post-effective amendment to the Registration Statement.

Securities and Exchange Commission November 7, 2024

Comment 28 — In the Part C, under Item 13A, exhibit number labels did not appear with exhibits.

Response to Comment 28 —The Trust acknowledges the Staff’s comment and will ensure this issue is corrected in future filings.

Comment 29 – In the Part C, under “Undertaking” please include reference to the final tax opinion and consent.

Response to Comment 29 —The undersigned Registrant agrees that a final Opinion and Consent of K&L Gates LLP regarding certain tax matters and consequences to shareholders discussed in the Proxy Statement and Prospectus will be filed in a post-effective amendment to the Registration Statement.

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please email me at tdee@jhancock.

Sincerely,

/s/ Thomas W. Dee
Thomas W. Dee

Cc: Abigail Hemnes, K&L Gates